UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2022 Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders of ordinary shares of Global Internet of People, Inc. (the “Company”) will be held virtually on April 1, 2022, at 9:30 a.m. Eastern time. Copy of each of the proxy statement and proxy card is attached hereto as Exhibit 99.1 and 99.2, respectively.

Resignation and Appointment of Independent Director

Mr. John G. Nossiff, an independent director and the chairperson of the nominating and corporate governance committee of the board of directors (the “Board”) of the Company, notified the Company of his resignation from the Board for personal reasons on March 11, 2022, effective immediately. Mr. John G. Nossiff’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On March 11, 2022, the Board appointed Mr. Xiang Luo as an independent director of the Company and the chairperson of the nominating and corporate governance committee to fill the vacancy created by the departure of Mr. John G. Nossiff.

Mr. Luo holds a PhD in Business Administration from Bulacan State University in Philippines, and has over twenty years of experience working at various senior positions at the United Nations and other international organizations, including the International Economic Development Council. Since June 2020, Mr. Luo has served as the co-chair of Global Steering Committee of Carbon Neutral Action (GSCCNA), an international non-governmental organization that provides strategic advice on special purpose financing, green technical and systematic solutions to achieving the Sustainable Development Goals (SDG) under the United Nations’ sustainable development agenda and climate change planning. From November 2014 to December 2019, Mr. Lou served as the head of the China Office of the United Nations Office for Project Services (UNOPS), responsible for the overall coordination of strategic planning, project financing and management, team capacity building, public advocacy, risk management and performance evaluation, of various projects.

Mr. Luo does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Exhibits

Exhibit No.	Description

99.1	Notice and Proxy Statement of 2022 Extraordinary General Meeting of Shareholders, dated March 15, 2022
99.2	Form of Proxy Card to be mailed to the shareholders of the Company for use in connection with the 2022 Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: March 15, 2022	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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